ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
January 11, 2024

Aaron Brodsky
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Mr. Brodsky:
This correspondence responds to the comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Post-Effective Amendment No. 7 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Investment Company Act of 1940, as amended, on November 22, 2023 (the “Amendment”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Proxy Statement/Prospectus
Comment 1:Please clarify the disclosure in the third paragraph under “General Investment Information” in the “Additional Information About Principal Investment Strategies and Principal Risks” section of the Prospectus, which states the Fund is not currently subject to a name test policy, as the disclosure appears to indicate that the Fund does not have an 80% policy pursuant to Rule 35d-1.
Response:    The Fund has a Name Test Policy of investing at least 80% of its assets in equity securities. As such, the applicable disclosure has been removed.

If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer